Exhibit 4.8
LOCK-UP AGREEMENT
          THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of March 31, 2006, by and between Global Employment Holdings, Inc., a Delaware corporation (“Holdings”), and Arnold P. Kling, Kirk M. Warshaw and R&R Investments I, LLC (the “Shareholders”).
RECITALS
          1. Global Employment Solutions, Inc, a Colorado corporation (“GES”), has entered into a Notes Securities Purchase Agreement, dated March 31, 2006, by and among GES and the investors listed on the Schedule of Buyers attached thereto, a Preferred Stock Securities Purchase Agreement, dated March 31, 2006, by and among GES and the investors listed on the Schedule of Buyers attached thereto and a Common Stock Securities Purchase Agreement, dated March 31, 2006, by and among GES and the investors listed on the Schedule of Buyers attached thereto, pursuant to which the Company will issue, as applicable, senior convertible notes, shares of Series A Convertible Preferred Stock, shares of common stock and warrants (collectively, the “Purchase Agreements”). The investors that are party to the Purchase Agreements are collectively referred to herein as the “Investors”. Holdings is party to a Joinder Agreement to each of the Purchase Agreements, each dated March 31, 2006 (the “Joinders”), pursuant to which Holdings assumes the obligations of GES under the Purchase Agreements.
          2. The Shareholders were the sole shareholders of Holdings prior to the Transactions and are parties to a Registration Rights Agreement with Holdings dated March 31, 2006 (the “Registration Rights Agreement”).
          3 As a condition to the Investors’ obligations to proceed with the Transactions, the Purchase Agreements contemplate, among other things, that the Shareholders shall enter into this Agreement.
          4. The parties hereto agree that it would be detrimental to Holdings and the Investors if the Shareholders were to sell any shares of Holdings common stock for six months from the Effective Date. The Investors are intended third party beneficiaries of this Agreement.
          NOW, THEREFORE, in consideration of the above recitals, the promises, covenants and agreements set forth herein, the consummation of the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
     1. Lock-up. Each Shareholder shall not sell, dispose of, transfer, gift, pledge, make any short sale of, grant any option for the purchase of, or enter into any hedging, derivative or similar transaction with the same economic effect as a sale of any common stock or other securities of Holdings owned of record or beneficially by such Shareholder on the Closing Date (as defined in the Purchase Agreements) (the “Securities”) for a period commencing on the Closing Date and ending six months from the Effective Date (as defined in the Registration Rights Agreement) (the “Lock-Up Period”); provided, however, that the Shareholders may transfer Securities solely for estate planning purposes in one or more private transactions during the Lock-Up Period so long as the Securities remain subject to, and transferee agrees in writing to be bound by, the provisions of this Agreement. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any Securities held by the Stockholders until the end of such period. Beneficial ownership of Securities shall be determined in accordance with Rule 13d-3 of the 1934 Act.
     2. Survival.
          All recitals, covenants, commitments and agreements of any of the parties made in this Agreement survive the execution and delivery of this Agreement and the closing of the Transactions.
     3. Miscellaneous.
          (a) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Holdings:

Global Employment Solutions, Inc.
9090 Ridgeline Boulevard, Suite 205
Littleton, Colorado 80129
Telephone: (303) 216-9500
Facsimile: (303) 216-9533
Attention: Chief Executive Officer

Copy to:	Brownstein Hyatt & Farber, P.C.
410 17th Street
Denver, CO 80202
Telephone: (303) 223-1160
Facsimile: (303) 223-1111
Attention: Jeff Knetsch

If to a Stockholder:	Arnold P. Kling
712 Fifth Avenue, 11th Floor
New York, New York 10019

Kirk M. Warshaw
47 School Avenue
Chatham, New Jersey 07928

R&R Investments I, LLC
1270 Avenue of the Americas, 16th Floor
New York, New York 10020
Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
          (b) Severability. In the event that any provision or term of this Agreement, or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographic and temporal restrictions and provisions contained in this Agreement), is held to be unenforceable or invalid for any reason, such provision or portion thereof will be modified or deleted in such a manner as to make this Agreement, as modified, legal and enforceable to the fullest extent permitted under applicable laws.
          (c) Successors and Assigns. The terms and provisions set forth in this Agreement inure to the benefit of and are enforceable by Holdings and its successors, assigns and successors-in-interest, including without limitation any corporation or other entity with which Holdings may be merged or by which it may be acquired, or which may be the acquiring entity in an asset sale transaction or other form of reorganization. This Agreement may not be assigned by any Shareholder.
          (d) Headings; Counterparts. The headings of paragraphs in this Agreement are for convenience only and shall not affect its interpretation. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute the same Agreement.
          (e) Construction. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural, shall be deemed to include the others whenever and wherever the context so requires. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.
          (f) Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of New York and the federal laws of the United States of America, to the extent applicable, without giving effect to otherwise applicable principles of conflicts of law.
          (g) Arbitration. Subject to the exceptions set forth below, each Shareholder agrees that any and all claims or disputes that such Shareholder has with Holdings that arise under the terms of this Agreement shall be resolved through final and biding arbitration, as specified herein. Binding arbitration will be conducted in the City of New York, State of New York in accordance with the rules and regulations of the American Arbitration Association (AAA), by an arbitrator selected from the AAA Commercial Disputes Panel. Each Shareholder understands and agrees that the arbitration shall be instead of any jury trial and that the arbitrator’s decision shall be final and binding to the fullest extent permitted by law and enforceable by any court having jurisdiction thereof. The cost of such arbitrator and arbitration services shall be borne equally by the parties or as otherwise directed by the arbitrator. Any decision or award of the arbitrator shall be final and conclusive on the parties to this Agreement and their respective affiliates, and there shall be no appeal therefrom other than from gross negligence or willful misconduct. This Section 3(g) shall not limit the right of Holdings or any other person to seek judicial relief pursuant to this Agreement without prior arbitration. Holdings and each Shareholder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the County of New York, State of New York, in any suit or proceeding based on or arising under this Agreement and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. Each Shareholder irrevocably waives the defense of an inconvenient forum to the maintenance of such suit or proceeding in such forum. Each Shareholder agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.
          (h) Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.
          (i) Further Assurances. Each of the parties hereto shall execute such further instruments and take such additional actions as the other party shall reasonably request in order to effectuate the purposes of this Agreement.
          (j) Waivers. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, will be deemed to be, or may be construed as, a further or continuing waiver of any such term, provision or condition.
          (k) Modification. No amendment, modification, or waiver of this Agreement shall be effective unless in writing. Neither the failure nor any delay on the part of any party to exercise any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy with respect to such occurrence or with respect to any other occurrence.
          (l) Investors Intended Third Party Beneficiaries. The Investors are intended third party beneficiaries of this Agreement and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

GLOBAL EMPLOYMENT HOLDINGS, INC.

By:	/s/ HOWARD BRILL
Howard Brill
Its:	President and Chief Executive Officer
/s/ ARNOLD P. KLING

Arnold P. Kling
/s/ KIRK M. WARSHAW

Kirk M. Warshaw

R&R INVESTMENTS I, LLC

By:	/s/ JOHN BORER
John Borer
President